News Release

For Immediate Release

West Fraser Announces Third Quarter 2025 Results
VANCOUVER, B.C., October 22, 2025 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the third quarter results of 2025 ("Q3-25"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
Third Quarter Highlights
•Sales of $1.307 billion and earnings of $(204) million, or $(2.63) per diluted share
•Adjusted EBITDA1 of $(144) million, representing (11%) of sales
•Lumber segment Adjusted EBITDA1 of $(123) million, including $67 million of export duty expense attributable to the finalization of AR6
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $(15) million
•Pulp & Paper segment Adjusted EBITDA1 of $(6) million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $1 million
•Repurchased 553,467 shares for aggregate consideration of $40 million
“There's no escaping that supply and demand imbalances persist for many of our wood-based building products in an environment where elevated mortgage rates continue to impact housing affordability. And this challenging backdrop has now been joined by increased duty rates and new Section 232 tariffs on Canadian softwood lumber,” said Sean McLaren, West Fraser’s President and CEO. "Despite these conditions and the resulting uncertainty faced by our industry, we remain steadfast in our strategy, taking appropriate action that will ensure our operations remain flexible and sized to meet the needs of our customers while also controlling costs. We continue to evaluate strategic investments that will make our Company stronger through the cycle and generate long-term shareholder value, even as we maintain robust liquidity and a balanced capital allocation strategy.”
1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Results Summary

Third quarter sales were $1.307 billion, compared to $1.532 billion in the second quarter of 2025. Third quarter earnings were $(204) million, or $(2.63) per diluted share, compared to earnings of $(24) million, or $(0.38) per diluted share in the second quarter of 2025. Third quarter Adjusted EBITDA was $(144) million compared to $84 million in the second quarter of 2025.
Tariffs
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017. Except for a two-day window in Q1-25, our wood products imported to the U.S. have not been subject to tariffs during the nine months ended September 26, 2025.
On September 29, 2025, the U.S. administration issued a proclamation that will impose a Section 232 tariff of 10% on imported softwood timber and lumber into the U.S., effective October 14, 2025. This tariff will be in addition to the existing softwood lumber duties applied to U.S. imports of Canadian lumber.
Refer to the discussion in our 2024 Annual MD&A under "Risks and Uncertainties - Trade Restrictions" as supplemented by the discussion in our Q1-25 MD&A under "Risks and Uncertainties" for discussion of risks associated with the aforementioned tariffs and possible further actions resulting from the Section 232 investigation.
Liquidity and Capital Allocation
Cash and short-term investments decreased to $546 million at September 26, 2025 from $641 million at December 31, 2024.
Capital expenditures in the third quarter were $90 million.
We paid $25 million of dividends in the third quarter, or $0.32 per share, and declared a $0.32 per share dividend payable in the fourth quarter of 2025.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. From January 1, 2025 to October 21, 2025, 1,593,052 shares have been repurchased under both the prior NCIB and the 2025 NCIB.
Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from the stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.

The seasonally adjusted annualized rate of U.S. housing starts was 1.31 million units in August 2025, with permits issued for 1.31 million units, according to the U.S. Census Bureau. On a 3-month trailing average basis, there were 1.37 million units started and permits issued for 1.36 million units. While there are near-term uncertainties for new home construction, owing in large part to the level and rate of change of mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. Further, the U.S. central bank has cut its key lending rate a total of 125 bps since September 2024 and Federal funds futures indicate prospects for additional rate cuts later in 2025 and into early 2026. Though these rate trends are directionally positive for the broader housing industry, there appear to be competing forces on future rates as U.S. employment growth has shown recent signs of slowing while there is risk that tariff and other government policies will be inflationary, creating some uncertainty for the near-term path of interest rates. Given these developments, demand for new home construction and our wood building products may continue to be challenged and even decline over the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.
In Europe and the U.K., we expect industry demand to improve but remain challenging over the near term. In the longer term, we continue to expect demand for our European products to grow as use of OSB as an alternative to plywood grows. An aging housing stock is also expected to support long-term repair and renovation spending and additional demand for our wood building products. In the current environment, inflation appears to have stabilized and interest rates have continued to ease, which is directionally positive for housing demand. That said, ongoing geopolitical developments, including the potential inflationary effect of U.S. tariffs on the U.K. and Europe, may adversely impact near-term demand for our panel products in the region. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.
Operations
The Lumber segment continued to experience a muted demand environment in the third quarter of 2025, which has carried into the fourth quarter. With this backdrop, we are reducing the upper end of the ranges of our 2025 lumber shipments targets. For SPF shipments, we are now targeting 2.6 to 2.7 billion board feet (previously 2.6 to 2.8 billion board feet) and for SYP shipments, we are now targeting 2.4 to 2.5 billion board feet (previously 2.4 to 2.6 billion board feet).
In our NA EWP segment, the softer demand for our OSB products in the third quarter also has carried into the fourth quarter. This trend remains broadly consistent with our expectations and thus we are reiterating our 2025 North American OSB target shipments of 6.3 to 6.5 billion square feet (3/8-inch basis).
In our Europe EWP segment, we continue to expect demand to improve for our MDF, particleboard and OSB panel products in the near term, recognizing there are ongoing macroeconomic uncertainties in the region. As such, we reiterate guidance for 2025 OSB shipments in the range of 1.0 to 1.25 billion square feet (3/8-inch basis).
The global pulp market continues to experience disruption with the economic impact of U.S. tariffs creating considerable demand uncertainty in Chinese markets. However, given recent trends, we anticipate NBSK pricing will be relatively stable over the near to medium term.
On balance, we continued to experience relatively stable costs for inputs across our supply chain in Q3-25, including chemicals and waxes, while we have experienced some downward cost pressure for resins, and contract labour availability and capital equipment lead times continued to show improvement. We expect these trends to largely continue over the near term.
Based on our current outlook, assuming no deterioration from current market demand conditions in the fourth quarter and no additional lengthening of lead times for projects underway or planned, expected capital expenditures remain in the range of $400 million to $450 million in 20251.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Refer to the discussion in our 2024 Annual MD&A under "Risks and Uncertainties - Trade Restrictions" and in our Q1-25 MD&A under "Risks and Uncertainties" for a detailed discussion of the risks and uncertainties associated with the imposition of tariffs.
Management Discussion & Analysis ("MD&A")
Our Q3-25 MD&A and interim consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2024 Annual MD&A, as updated in the disclosures in our Q1-25 MD&A and our Q3-25 MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q3-25 financial and operating results on Thursday, October 23, 2025, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-510-2154 (toll-free North America) or 437-900-0527 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Sean McLaren, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser
West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:
•demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications;
•the impact on demand for our products resulting from the ongoing housing affordability and the U.S. administration's tariff and other government policies;
•international trade and trade restrictions, including the impact of tariff actions and possible actions from the Section 232 investigation;
•the impact of sustained elevated interest rates and inflationary pressures on mortgage rates and housing affordability;
•the anticipated growing market penetration of mass timber;
•the anticipated moderation of interest rates, including prospects of additional rate cuts in 2025, and the potential impact of the U.S. administration's tariff and other government policies and other competing forces on this trend;
•our plans to take action to ensure our operations are flexible, sized to meet the needs of our customers, and that they continue to be managed with a strong focus on controlling costs;
•our strategy of improving our cost position across our portfolio of mills and investing to modernize our mills;
•the anticipated continuation of relatively stable costs across our supply chain over the near term and continued challenges on labour availability and capital equipment lead times;
•operational guidance, including projected shipments, projected capital expenditures and the potential impact of tariffs on our projections; and
•the continuation of investments in our assets and the maintenance of our balance sheet flexibility to be able to pursue a balanced capital allocation strategy and opportunistic growth objectives.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariffs and other government policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition and results of operations, and ability to meet our shipment guidance;
•risks associated with international trade and trade restrictions, including impact of tariff actions and possible further actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates, as well as the impact of other government policies;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,799 million), goodwill and intangibles ($2,147 million), both as at September 26, 2025, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;

•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2024 Annual MD&A, Q1-25 MD&A, and the Q3-25 MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Adjusted EBITDA and Adjusted EBITDA by segment
Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.

Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings.
Quarterly Adjusted EBITDA
($ millions)

	Q3-25	Q2-25
Loss	$(204)	$(24)
Finance expense (income), net	12	(4)
Tax recovery	(73)	(19)
Amortization	133	134
Equity-based compensation	(2)	(5)
Other expense (income)	(11)	2
Adjusted EBITDA	$(144)	$84
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.
Quarterly Adjusted EBITDA by segment
($ millions)

Q3-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(169)	$(88)	$(10)	$(10)	$1	$(275)
Amortization	46	72	3	10	1	133
Equity-based compensation	—	—	—	—	(2)	(2)
Adjusted EBITDA by segment	$(123)	$(15)	$(6)	$1	$—	$(144)

Q2-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(31)	$(5)	$(5)	$(8)	$3	$(45)
Amortization	46	73	4	10	1	134
Equity-based compensation	—	—	—	—	(5)	(5)
Adjusted EBITDA by segment	$15	$68	$(1)	$2	$—	$84
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2024 Annual MD&A and Q3-25 MD&A.
For More Information

Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com